August 4, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler and Sebastian Gomez Abero (Mail Stop 6010)
Re:          Reinsurance Group of America, Incorporated
Registration Statement on Form S-4 (File No. 333-151390)
Gentlemen:
We are writing this letter on behalf of Reinsurance Group of America, Incorporated (“RGA” or the “Company”) in connection with the filing of Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”). We are supplementally providing to the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) six blacklined copies of Amendment No. 3 that have been marked to show changes since the previous filing of the Registration Statement on July 29, 2008.
Consistent with discussions with the Staff, the Company has omitted the exchange offer prospectus from Amendment No. 3, as it intends to include that prospectus in a new Registration Statement on Form S-4 that will be filed later this week (together with a new Form 8-A to register the RGA class B common stock to be registered thereby). The Company is concurrently amending its prior filing of the Form 8-A relating to the existing Registration Statement so that it only covers the shares of RGA class A common stock that are covered thereby.
To facilitate your review, please note that Amendment No. 3 reflects, among other things, the following changes:
•	As discussed with the Staff, all of the blanks have been completed, including the date and time of the special meeting of shareholders, historical stock price information and the illustrative exchange offer pricing tables. Accordingly, as requested, the “subject to completion” and “red herring legend” have been deleted;

•	The Calculation of Registration Fee table has been amended to remove the RGA class B shares covered by the exchange offer prospectus, and to add some additional RGA class A shares;

U.S. Securities and Exchange Commission Division of Corporation Finance Page 2
•	The Explanatory Note has been revised to indicate that the exchange offer prospectus formerly included in the Registration Statement will be included in a new Form S-4 registration statement;

•	The page numbers in the proxy statement/prospectus no longer include the prefix “Proxy;”

•	The proxy statement/prospectus has been dated August 4, 2008, consistent with the acceleration request being filed concurrently herewith;

•	The “Recent Developments” section of the Summary has been deleted, as the Company filed its Quarterly Report on Form 10-Q on Friday, which is now incorporated by reference, and the summary historical financial data of RGA has been updated to reflect the new quarterly information;

•	The calculation for determining the limit on the number of shares of RGA class B common stock per share of MetLife common stock which may be received by tendering MetLife stockholders has been modified such that the calculation will no longer be based on the closing prices of MetLife common stock and RGA common stock on the day before the exchange offer is commenced, but, instead, will now reference the average of the daily VWAPs of the two stocks on the New York Stock Exchange for the last three trading days prior to the commencement of the exchange offer; and

•	Disclosure has been added to confirm that if, for any reason, the actual discount and limit related to the pricing of the exchange offer are not available to be reported on Form 8-K at least five business days before the special meeting of RGA shareholders, RGA intends to postpone the meeting until such information can be timely reported.
We appreciate the Staff’s continued review and look forward to hearing from you with respect to Amendment No. 3. As noted, the Company has filed its acceleration request, indicating its desire that the Registration Statement be declared effective by 3:00 p.m., Eastern time, or as soon thereafter as practicable, on August 4, 2008.
If you require any additional information on these matters, or if we can provide you with any other information which will facilitate your review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2149, or by fax at 314-259-2020.
Very truly yours,
/s/ R. Randall Wang

cc:	Christine Allen
Carlton Tartar

Jack B. Lay, Reinsurance Group of America, Incorporated
James L. Lipscomb, MetLife, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz